

BD 12/23

03052244 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CM 12/24

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41498

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MINNESOTA VALLEY INVESTMENTS,

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 SOUTH WASHINGTON STREET
(No. and Street)

REDWOOD FALLS (City) MINNESOTA (State) 56283 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES E. NELSON 507-637-3344
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMAS W. STOTESBERY, LTD 507-637-5682
(Name – *if individual, state last, first, middle name*)

705 SOUTH MILL STREET (Address) REDWOOD FALLS (City) MINNESOTA (State) 56283 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
NOV 2 8 2003

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 16 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8-1-15

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES E. NELSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MINNESOTA VALLEY INVESTMENTS, INC., as of SEPTEMBER 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



THOMAS W. STOTESBERRY
NOTARY PUBLIC - MINNESOTA
My Comm. Exp. Jan. 31, 2005

Signature

PRESIDENT/C.E.O.

Title

11/26/03

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

THOMAS W. STOTESBERY, LTD.
CERTIFIED PUBLIC ACCOUNTANT
705 S. MILL ST., P.O. BOX 247
REDWOOD FALLS, MN 56283

(507) 637-5682
FAX (507) 637-8067

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholders
Minnesota Valley Investments, Inc.
Redwood Falls, MN

I have audited the accompanying statement of financial condition of Minnesota Valley Investments, Inc. as of September 30, 2003, and the related statement of changes in stockholder's equity, income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by managmeent, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonalbe basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Minnesota Valley Investments, Inc. as of September 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 8 through 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 25, 2003



Minnesota Valley Investments, Inc.
Statement of Financial Condition
September 30, 2003

Assets

Cash	$ 17,113
Commissions receivable	21,215
Furniture and equipment, at cost, less accumulated depreciation of $ 22,976	2,624
Firm securities, at cost	3,315
Deferred income taxes	1,083
	$ 45,350

Liabilities and Stockholder's Equity

Payable to clearing broker	$ 1,484
Credit cards payable	3,437
Commissions payable	4,135
Payroll taxes payable	2,109
Salaries payable	4,836
Income taxes payable	262
	16,263
Stockholder's equity	
Preferred stock, $ .01 par value, 100,000 shares authorized, 69,100 shares issued and outstanding	691
Common stock, $ .01 par value, 400,000 shares authorized, 100,000 shares issued and outstanding	1,000
Paid-in capital in excess of par value	30,623
Retained earnings	(3,227)
Total stockholder's equity	29,087
	$ 45,350

The accompanying notes are an integral part of these financial statements.

Minnesota Valley Investments, Inc.
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2003

	Preferred Stock	Common Stock	Paid-In Capital In Excess of Par Value	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance - beginning of year	$ 691	$ 1,000	$ 28,083	$ 1,571	$ 31,345
Additional paid-in capital	0	0	2,540	0	2,540
Net loss	0	0	0	(4,798)	(4,798)
Balance - end of year	$ 691	$ 1,000	$ 30,623	$ (3,227)	$ 29,087

The accompanying notes are an integral part of these financial statements.

Minnesota Valley Investments, Inc.
Statement of Income
Year Ended September 30, 2003

Revenues	
Commissions	$ 210,249
	210,249
Expenses	
Advertising and promotion	7,852
Clearing fees	24,596
Commissions	30,086
Depreciation	1,331
Director fees	6,700
Donations	585
Dues and subscriptions	365
Employee benefits	16,282
Insurance	1,870
Life insurance - officer	1,350
Miscellaneous	376
Office supplies and postage	2,753
Professional fees	7,081
Quote fees	10,263
Regulatory fees	2,161
Rent	4,800
Repairs and maintenance	790
Salaries - officers	60,000
Salaries - other	19,836
Taxes - payroll	6,390
Telephone	5,821
Training seminars	542
Vehicle expense	2,337
	214,167
Income (loss) before income taxes	(3,918)
Income taxes:	
Current provision for income taxes	(1,012)
Deferred income taxes - benefit	132
Net income tax expense	(880)
Net income (loss)	$ (4,798)

The accompanying notes are an integral part of these financial statements.

Minnesota Valley Investments, Inc.
Statement of Cash Flows
Year Ended September 30, 2003

Cash flows from operating activities:	
Net income (loss)	$ (4,798)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation	1,331
(Increase) decrease in assets:	
Commissions receivable	(4,413)
Deferred income taxes	(132)
Receivable from stockholder	8,798
Increase (decrease) in liabilities:	
Payable to clearing broker	(1,055)
Credit cards payable	3,437
Commissions payable	2,644
Payroll taxes payable	(107)
Income taxes payable	262
Net cash provided by operating activities	5,967
Cash flows from investing activities:	
Purchases of equipment	(1,614)
Net cash used by investing activities	(1,614)
Cash flows from financing activities	
Additional paid-in capital	2,540
Net cash provided by financing activities	2,540
Net increase in cash	6,893
Cash at beginning of year	10,220
Cash at end of year	$ 17,113
Supplemental disclosures	
Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ 750

The accompanying notes are an integral part of these financial statements.

Minnesota Valley Investments, Inc.
Notes to Financial Statements
September 30, 2003

Note 1 - Nature of Business

The Company was incorporated on July 6, 1989 and became registered as a broker/dealer with the Securities and Exchange Commission on September 29, 1989. Restrictive approval was granted by the National Association of Securities Dealers (NASD) on September 8, 1989 to engage in the trading of NASD securities.

The Company is not a member of a stock exchange. Wells Fargo Investments Correspondent Services, a division of Wells Fargo Investment, LLC, is a member of all principal stock exchanges, acts as a clearing agent for the Company's stock exchange transactions. Services provided by the clearing agent include cashiering, settlement, confirmation and summary monthly statement functions as required by SEC Rule 15c3-2 and New York Stock Exchange Rule 409. The Company also has a similar relationship with several other nonaffiliated securities dealers.

Note 2 - Summary of Significant Accounting Policies

Securities Transactions - Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Depreciation - Office furniture and equipment are being depreciated using estimated useful lives of five to seven years using an accelerated method.

Income Taxes - The Company records its federal and state income tax liability in accordance with Financial Accounting Standards Board Statemtne No. 109, "Accounting for Income Taxes". Deferred taxes are recorded to include temporary differences between the recognition of income and expense for tax and financial reporting purposes using estimated rates when these differences are expected to reverse in the future. Temporary differences result primarily from using different methods and lives for depreciation expense. The Company has recorded a current deferred tax asset of $ 1,083 relating to this difference.

Use of Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Minnesota Valley Investments, Inc.
Notes to Financial Statements
September 30, 2003

Note 2 - Summary of Significant Accounting Policies (continued):

Advertising Costs - The Company expenses all advertising costs, including direct response advertising costs, as they are incurred. Total advertising costs for the year ending September 30, 2003 totaled $ 1,081.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and restricts the payment of dividends. Since the Company does not hold funds or securities for, or owes money or securities to, customers and does not carry customer accounts, the minimum net capital requirement, as defined, is $ 5,000. At September 30, 2003, the Company had net capital, as defined, of $ 23,168.

Note 4 - Preferred Stock

Shares of preferred stock are entitled to an annual, non-cumulative preference dividend of $ .09 per share. No dividends were paid during the year ended September 30, 2003.

No dividend shall be paid on common stock prior to the redemption of all shares of preferred stock. The preferred stock may be redeemed at the option of the board of directors, in whole or in part, at any time, at a redemption price of $ 1 per share plus unpaid dividends accrued to the date of redemption.

In the event of liquidation or dissolution of the company, the outstanding shares of preferred stock shall be entitled to a preference distribution of $ 1 per share before any distribution may be made to the common stock.

Note 5 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be at risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2003

Minnesota Valley Investments, Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2003

Net Capital:		
Stockholder's equity	$	29,087
Deductions:		
Unallowable assets:		
Commissions receivable over 30 days and from non-customers		20
Furniture and equipment, net	(	2,624)
Firm securities	(	3,315)
Net capital	$	23,168
Aggregate indebtedness:		
Items included in statement of financial condition:		
Credit cards payable	$	3,437
Commissions payable		4,135
Payroll taxes payable		2,109
Salaries payable		4,836
Total aggregate indebtedness	$	14,517
Computation of basic net capital requirement:		
Minimum net capital required	$	968
Minimum dollar net capital required	$	5,000
Excess net capital	$	18,168
Excess net capital at 1000%	$	21,716
Ratio: aggregate indebtedness to net captial		.63 to 1

Minnesota Valley Investments, Inc.
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2003

The Company is exempt from Rule 15c3-3 under paragraph K(2)(ii) and has signed a voluntary restrictive letter with the National Association of Securities Dealers, Inc. (NASD) to this effect.

The Company was in compliance with the conditions of the exemption for the year ended September 30, 2003.

Minnesota Valley Investments, Inc.
Reconciliation of Computation of Net Capital and the
Computation for Determination of the Reserve Requirements
September 30, 2003

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(d) and does not hold client/customer funds or securities. Thus, no reconciliation of the computation for determination of reserve requirements is necessary.

The computation of net capital (Rule 15c3-1) as presented in this report differs from the computation of net capital as presented in the most recent unaudited report (Form X-17A-5) filed for the period ended September 30, 2003. The differences are due to adjustments in the books of account for amortization and depreciation and adjustments to asset and liability accounts.

Net capital as reported on Form X-17A-5 filed for the period ended September 30, 2003	$ 26,257
Increase (decrease) in stockholder's equity due to the following adjustments:	
Decrease in commissions receivable	(581)
Decrease in receivables non-customers	(8,215)
Increase in deferred income taxes	1,083
Increase in furniture and equipment, net of depreciation	283
Increase in credit cards payable	(3,437)
Decrease in payroll taxes payable	108
Increase in income taxes payable	(262)
Net decrease in stockholder's equity	(11,021)
(Increase) decrease in unallowable assets:	
Decrease in receivables from non-customers	8,215
Increase in furniture and equipment, net of depreciation	(283)
Net decrease in unallowable assets	7,932
Net capital as presented in this report	$ 23,168

Minnesota Valley Investments, Inc.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2003

The Company is exempt from Rule 15c3-3 under paragraph K(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

THOMAS W. STOTESBERY, LTD.
CERTIFIED PUBLIC ACCOUNTANTS
705 S. MILL ST., P.O. BOX 247
REDWOOD FALLS, MN 56283
-
(507) 637-5682
FAX (507) 637-8067

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL STUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
MINNESOTA VALLEY INVESTMENTS, INC.
315 South Washington Street
Redwood Falls, MN 56283

In planning and performing my audit of the financial statements of MINNESOTA VALLEY INVESTMENTS, INC. for the year ended September 30, 2003, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the

preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition on which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Base on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g), under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



November 25, 2003